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                                                               EXHIBIT (A)(5)(D)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


ROBERT L. KOHLS and LOUISE A.    )
KOHLS,                           )
                                 )
          Plaintiffs,            )
                                 )
                                 )   Civil Action No. 17763-NC
     v.                          )
                                 )
KENETECH CORPORATION and MARK D. )
LERDAL, ANGUS M. DUTHIE,         )
GERALD R. ALDERSON and CHARLES   )
CHRISTENSON,                     )
                                 )
                                 )
          Defendants.            )


                               MEMORANDUM OPINION

                           Submitted: April 20, 2000
                             Decided: July 26, 2000


Edward M. McNally, Esquire and John T. Meli, Jr., Esquire, of MORRIS, JAMES, HITCHENS & WILLIAMS LLP, Wilminton, Delaware, Attorneys for Plaintiffs.

Charles F. Richards, Jr., Esquire, Raymond J. DiCamillo, Esquire and Thad J. Bracegirdle, Esquire, of RICHARDS, LAYTON & FINGER, Wilmington, Delaware. Attorneys for Defendants.



LAMB, Vice Chancellor
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                                I. INTRODUCTION

     Plaintiffs bring this purported class action on behalf of all holders as of May 13, 1998, of Kenetech 8 1/4% Preferred Redeemable Increased Dividend Equity Securities ("PRIDES"). Plaintiffs' first claim rests entirely on their contract rights, as plaintiffs say they "seek [] to litigate whether [Kenetech] was 'winding up' when it carried out a program of selling off all its assets, paying all its debts, firing its employees and going out of any operating business." If so, plaintiffs say that they had a right under the PRIDES Certificate of Designations to receive $1,012.50 per share (or $20.25 per depositary share unit), plus accrued and unpaid preferred dividends, as a special distribution./1/ Second, plaintiffs allege that the Kenetech directors were under a fiduciary duty to protect the rights of preferred stockholders while the company was near insolvency by ensuring that the special distribution was paid to them. For the reasons set forth below, I conclude that plaintiffs fail to state a claim upon which relief can be granted.



_______________________

     /1/ Kenetech PRIDES were marketed by selling depositary share units representing a 1/50th interest in PRIDES share.

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                            II. FACTUAL BACKGROUND

     The nucleus of operative facts at issue here is the same as in Quadrangle Offshore (Cayman) LLC v. Kenetech Corp./2/ In that case, the court held a trial involving virtually the same facts and legal claims and ruled in the defendants' favor. The reader is also referred to the memorandum opinion in a companion action, Kohls v. Duthie./3/ The basic facts are as follows.


     In May 1994, Kenetech sold 102,942 shares of PRIDES. Under the Kenetech Certificate of Designations, the PRIDES were convertible into Kenetech common stock at the option of the holder within three years and were subject to mandatory conversion into such shares (if not sooner redeemed) on the fourth anniversary of their issuance, May 14, 1998. The Certificate also provided for the payment of a preferential distribution to PRIDES holders in the event of a liquidation, dissolution, or winding up of the corporation. Specifically, the Certificate stated:

          In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation ... the holders of outstanding share of PRIDES are entitled to receive the sum of $1,012.50 per shares, plus an amount equal to any accrued and unpaid Preferred Dividends thereon, out of the assets of the


______________________

     /2/ Del. Ch., C.A. No. 16362, Steele V.C. (Oct. 21, 1998) (denying defendants' motion to dismiss) ("Quadrangle I") and Del. Ch., C.A. No. 16362, Steele, V.C. (Oct. 13, 1999) (post-trial opinion granting judgment for defendants) ("Quadrangle II"), aff'd., Del. Supr., 751 A.2d 878 (2000) (ORDER).

     /3/ Del. Ch., C.A. No. 17762, Lamb V.C. (Jul. 26, 2000).

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          Corporation available for distribution to stockholders, before any distribution is made to holders of [common] stock.

While the Certificate specifically provided that a sale of assets would not constitute a winding up, liquidation or dissolution, the Certificate did not otherwise define or differentiate these terms.

     Beginning in 1995, Kenetech's business deteriorated significantly. The board of directors began selling off most of its assets and operations. In June 1996, Kenetech defaulted on approximately $99 million worth of its senior secured notes. Kenetech structured a plan to sell its remaining significant asset, a 50% stake in a power plant project in Puerto Rico called EcoElectrica. The board estimated that it could obtain $126 - $146 million for its interest at that time. Although Kenetech's creditors had the power to force the company into bankruptcy, they agreed to give Kenetech time to obtain certain regulatory approvals and financing for the EcoElectrica project. If Kenetech could satisfy those contingencies, the selling price for its interest in the project could increase dramatically, making complete satisfaction of the company's debt more likely.

     In 1996 and 1997, Kenetech moved ahead with asset sales and reducing the staff. By 1997, Kenetech had fired most of its workers and stopped pursuing all new business ventures. The contemplated sale of EcoElectrica, however, met with substantial delays, although it is alleged that by early 1998, the Kenetech directors knew that EcoElectrica might be sold for a net amount in excess of that

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owed on the senior notes, thus leaving some ability to pay all or a part of the disputed preferential distribution and, perhaps, some value to the equity.

     At no time before May 14, 1998, did Kenetech declare or pay the $1,012.50 disputed preferential distribution to the holders of PRIDES. Instead, on that date, "Kenetech purported to mandatorily convert the PRIDES into common stock, at the rate of one share of PRIDES for 50 shares of common stock."/4/

     In July 1998, Kenetech received an offer to purchase its EcoElectrica interest for over $237 million, and the transaction later closed for $252 million. The complaint alleges that the net proceeds of this sale were sufficient to eliminate Kenetech's capital deficit, pay the accrued PRIDES dividend and pay substantially all of the disputed preferential distribution.

                         III. THE PARTIES' CONTENTIONS

     In this action, plaintiffs' first argue that before their PRIDES were mandatorily converted, Kenetech "engaged in a winding up within the meaning of that term in the [Kenetech] Certificate of Designations. As a result, each holder of a share of PRIDES was entitled to payment of $1,102.50 per share,



_________________

     /4/ The conversion ratio equals one share of common stock for each depositary share unit. Although not alleged in the complaint, the Kenetech common shares were, at this time, trading at a nominal price.

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plus accrued dividends."/5/  "Plaintiffs" second claim is that "[by] by at least
October 24, 1996, the Director Defendants had a fiduciary duty to protect the interests of the holders of the PRIDES because [Kenetech] was in the vicinity of insolvency."/6/ Thus, by failing to ensure that the PRIDES preferential distribution would be triggered before the mandatory conversion into nearly worthless shares of Kenetech common stock, "[t]he Director Defendants failed to act in good faith to protect the interests of the PRIDES and to deal fairly with the PRIDES and this failure constituted a breach of Defendants' fiduciary duty to the PRIDES [holders]. . . ."/7/

     Pointing to Vice Chancellor Steele's post-trial Opinion in Quadrangle II,/8/ which has now been affirmed by the Delaware Supreme Court and is discussed in greater detail below, defendants assert that this matter has already been decided and there is no point in relitigating the same issues. Defendants assert that either the doctrine of res judicata or collateral estoppel bars plaintiffs from asserting their claims. Alternatively, defendants contend that plaintiffs fail to state a claim upon which relief can be granted.


___________________

/5/   Comp. (P) 42.

/6/   Id. (P) 45.

/7/   Id. (P) 49.

/8/   Quadrangle Offshore (Cayman) LLC v. Kenetech Corp., Del. Ch., C.A. No.
16362, Steele, V.C. (Oct.13, 1999), aff'd, Del. Supr., 751 A.2d 878 (2000)
(ORDER).

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                                 IV. ANALYSIS

     The standard on a motion to dismiss under Court of Chancery Rule 12(b)(6) is well known. The motion will be granted if it appears with "reasonable certainty" that the plaintiff could not prevail on any set of facts that can be inferred from the pleading./9/ However, the plaintiff is entitled to all reasonable inferences that can be drawn from the complaint./10/


A.   Does Res Judicata or Collateral Estoppel Apply?

     Defendants assert that res judicata and collateral estoppel provide a basis to bar the present suit. As was said in Foltz v. Pullman, Inc:/11/

     There are, however, significant differences between the two doctrines. Under the doctrine of res judicata, a judgment in a prior suit involving the same parties, or persons in privity with them, bars a second suit on the same cause of action. Under the doctrine of collateral estoppel, on the other hand, a judgment in a prior suit does not operate to bar a subsequent cause of action but rather precludes the relitigation of a factual issue which was litigated and decided in the prior suit between the same parties or persons in privity with them./12/

     The plainfiff in Foltz, a product liability action, had previously lost her claim for worker's compensation, which was brought against her deceased


____________________

     /9/  Solomon v. Path Communications Corp., Del. Supr., 672 A.2d 35, 38
(1996) (citing In re USACafes, L.P. Litig., Del. Ch. 600 A.2d 43, 47 (1991); Rabkin v. Philip A. Hunt Chem. Corp., Del. Supr., 498 A.2d 1099, 1104 (1985)).

     /10/ Id. (citing In re USACafes, 600 A.2d at 47).

     /11/ Del. Super., 319 A.2d 38 (1974).

     /12/ Id. at 40.

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husband's former employer. The Industrial Accident Board concluded that the plaintiff had failed to show that her husband's death was due to conditions at his workplace./13/ The defendants in Foltz argued that the Board's determination was either res judicata or collateral estoppel as against the plaintiff.

     The court held that res judicata could not apply because the Foltz defendants were neither parties to the worker's compensation action nor were in privity with the former employer./14/ But the court did allow the use of collateral estoppel defensively because the plaintiff should not be allowed to relitigate a factual issue that was "already decided in a prior suit in which she had a full and fair opportunity to present her case."/15/

     While Foltz suggests Delaware does not require mutuality to apply collateral estoppel,/16/ it in no way allows a victorious defendant to assert that other plaintiffs, not parties to the prior action, are barred from relitigating facts found in that litigation. Rather, the law is clear that the party invoking the

___________________

     /13/ Id.

     /14/ Id.

     /15/ Id. at 41-42.

     /16/ See also, Columbia Cas. Co. v. Playtex FP, Inc., Del. Supr., 584 A.2d 1214, 1217 (1991) ("Delaware, like many other jurisdictions, has abandoned the requirement of mutuality as a prerequisite to the assertion of collateral estoppel.")

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doctrine as a defense must show "that the party against whom collateral estoppel is asserted was a previous party."/17/

     The Kohls were concededly not parties to the Quadrangle action./18/ Defendants do, however, claim that a finding of privity between the Kohls and the plaintiffs in Quadrangle "is consistent with long-standing Delaware law that courts of this state may conclusively adjudicate the rights incident to stock of a Delaware corporation without the necessity of having all holders of that stock
before the Court."   They also cite to State v. Machin,/19/ a criminal law case in which the Superior Court held that the fact that prosecuting parties were different would not bar the application of collateral estoppel, for the proposition that Delaware has "significantly relaxed" the privity requirement.

     In this regard, defendants argue that "if the interests of a party were adequately represented in a prior litigation, a finding of privity is appropriate."/20/ They then discuss the extent to which the Quadrangle plaintiffs litigated their

___________________

     /17/ Id. at 1217; see also Chrysler Corp v. New Castle County, Del. Super., 464 A.2d 75, 80 (1983) ("[w]hen an issue of fact which was necessary to the outcome of a valid prior judgment has been fully litigated, it may not be reargued by a party to that prior proceeding." (emphasis added)).

     /18/ Quadrangle II was an individual, not a class, action, and defendants chose not to move to certify a plaintiff class, as they might have done. See Ct. Ch. R. 23; Wright, Miller & Kane, Federal Practice and Procedure: Civil 2d
(S)1785, n.1.

     /19/ Del. Super., 642 A.2d 1235, 1239 (1993).

     /20/ Def. Op. Br. at 19 (citing Division of Child Support Enforcement ex rel. Veney v. Campbell, Del. Super., 1989 WL 122950, at *3, (Oct. 18, 1989) (holding that the Division of Child Support Enforcement could not relitigate a prior paternity determination).

                                       8
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case (bringing two motions for a temporary restraining order, securing an expedited trial, conducting a four day trial on the merits, etc.) and conclude that the present plaintiffs "cannot seriously dispute that Quadrangle adequately represented their interests in the Quadrangle action."

     While defendants' positions might carry the day in different circumstances,/21/ their arguments are largely irrelevant to a preclusion analysis. A person who is not a party to an action is not bound by the judgment in that action, with the following exceptions:/22/ First, in a representative action, the non-party can be bound to the judgment./23/ Second, where a non-party has a specific type of pre-existing legal relationship with a named party, such as bailor and bailee, predecessor and successor or indemnitor and indemnitee, the non-party can be bound./24/ If neither of the above exceptions exist, the non-party may nevertheless be bound by virtue of some conduct that "falls short of becoming a party but which justly should result in his being denied opportunity to relitigate the matters previously in issue."/25/


___________________

     /21/ For example, defendants' argument about adequate representation would be relevant if Quandrangle had been a class action.

     /22/ See, e.g., Restatement (Second) of Judgments (S)62 (1982) (hereinafter "Judgments").

     /23/ Id. (S) 62 cmt. a; see also id. (S)(S) 41-42.

     /24/ Id. (S) 62 cmt. a.

     /25/ Id.

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     Haphazard use of the term "privity" can lead to improper findings of preclusion. This is so because the term, except in reference to specific legal relationships, "is so amorphous that it often operates as a conclusion rather than an explanation."/26/ In the preclusion analysis, even a legal relationship such as husband and wife "does not [alone] justify imposing preclusion on one of them on the basis of a judgment affecting the other." Rather, "preclusion can properly be imposed when the claimant's conduct induces the opposing party reasonably to suppose that the litigation will firmly stabilize the latter's legal obligations."/27/

     Being fellow stockholders is plainly not the type of legal relationship that fits the second exception listed above. An individual stockholder is not, solely because of potentially aligned interests, presumed to act in the place of (and with the power to bind) the other stockholders. Also, the defendants do not claim that the Kohls knew about or actually did anything in connection with the prior litigation. Thus, defendants cannot assert that some affirmative conduct caused them to refrain from taking action to bind the present plaintiffs, or, for that matter, the other PRIDES holders, to that action.


___________________

     /26/ Id. cmt. c.

     /27/ Id. (emphasis added).

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     Defendants' only remaining argument is that by virtue of Quadrangle's aggressive litigation approach, the other PRIDES holders are bound. This claim fails because it does not matter that Quadrangle would have been an adequate representative, had it been appointed to such role. A representative party must be granted such authority, either by the represented party itself (in accordance with agency principles) or, in the class action context, by the court./28/ It is equally well-settled that a properly named class representative's failure to provide adequate notice to the purported class with respect to the action (or to adequately represent the interests of the class) will render any subsequent judgment non-binding upon the class./29/ I thus find it self-evident that if a litigant never seeks to and is never compelled to act in a representative capacity, the class of people that theoretically could have been represented by that litigant is in no way precluded from asserting their own claims in a subsequent proceeding./30/


___________________

     /28/ See Ct. Ch. R. 23.

     /29/ See Judgments (S) 42 cmt.b. ("Where such notice requirements, whether imposed by statute or order of court, have not been substantially complied with, the investiture of the representative is defective and the judgment for that reason is not binding on the persons putatively represented.").

     /30/ Judgments uses the following example: A person brings a purported class action but the representational allegations are struck in a pre-trial proceeding. The Restatement makes clear that those people who would have been part of the class are not precluded by issues determined in the first action. Judgments (S) 42, illus. 5.

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Thus, I conclude that the Kohls are not precluded from litigating any and all claims or issues that were or could have been raised by Quadrangle./31/

B.   Do the Plaintiffs State a Claim Upon Which Relief Can be Granted?

     While neither res judicata nor collateral estoppel operates to preclude the Kohls' litigation of this action or its essentially factual underpinnings, the complaint is nevertheless subject to dismissal. This is so because the Kohls fail to distinguish their claims, either factually or legally, from those adjudicated by Vice Chancellor Steele in Quadrangle II. Normal respect for the principle of stare decisis and application of the general standard for deciding a motion under Rule 12(b)(6) require that I dismiss this complaint.

     In other words, although plaintiffs are not literally bound by the judgment in Quadrangle II, they must still state a viable cause of action. Plaintiffs must differentiate the facts and/or legal theories of their case from valid and binding precedents. If, for example, they sought to litigate about an entirely different provision of the PRIDES contracts, they presumably could do so despite the fact that the plaintiff in Quadrangle would be barred from doing so by res judicata.


___________________

     /31/ One can easily understand why corporate defendants would not want the rule Kenetech now urges. For example, if Quadrangle proceeded individually, no other PRIDES holders filed actions, and the court rendered a final decision in plaintiffs' favor after the statute of limitations period expired, the other PRIDES holders could not join in the recovery by asserting that Quadrangle was implicitly acting as a class representative.

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     However, the plaintiffs in this case can only proceed if their claims are distinguishable from those adjudicated in Quadrangle II. In that regard, they say that Quadrangle II focused on two things: (i) whether the plaintiffs' right to the preferential distribution was triggered by a Kenetech "liquidation" and
(ii) whether Kenetech breached the implied covenant of good faith and fair dealing by delaying in its efforts to sell EcoElectrica until after the mandatory conversion date.

     Plaintiffs argue that although they:

     understand and agree that the Court should not permit them to relitigate the issue of whether [Kenetech] was in liquidation, plaintiffs have a right to be heard on their claim that [Kenetech] was 'winding up' and that the [Kenetech] directors breached their fiduciary duty to the PRIDES holders, a duty that arose because of [Kenetech's] closeness to insolvency. Neither of these claims were made in the Quadrangle litigation./32/

     I do not agree that Vice Chancellor Steele's opinion should be read so narrowly. Instead, his decision in Quadrangle II addresses the exact contract language upon which plaintiffs rest their claims, and, not surprisingly, considers the precise facts averred by plaintiffs./33/ Why should plaintiffs be able to


___________________

     /32/ Pl. Ans. Br. at 10.

     /33/ Plaintiffs argue that because Vice Chancellor Steele denied the defendants' motion to dismiss in Quadrangle I, I must do the same in this case. I disagree. Unless the facts alleged by plaintiffs or inferences reasonably drawn therefrom can be distinguished from the factual findings made by Vice Chancellor Steele after trial, I am not required to deny the motion. In other words, I must dismiss this complaint unless there is some reasonable prospect that my ultimate factual findings will differ from those found in a similar case. Plaintiffs' efforts to differentiate the cases rest solely on different legal arguments, not on factual distinctions.


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prosecute this case any further, when even if all they allege is true,
Quadrangle II requires that they lose?/34/

     Vice Chancellor Steele made numerous rulings that would apply with full force to this case. For example, he considered and rejected the notion that the Kenetech directors owed fiduciary duties to the PRIDES holders in relation to the contract terms of those securities. In that regard, he stated:

     As demonstrated in the liquidation analysis prepared for the board's October 24, 1996 board meeting, the effect of bankruptcy at that point would be to nullify the value of Kenetech's common stock. Thus, it was in the best interests of Kenetech's common shareholders to placate the Senior Note holders. Kenetech convinced the note holders' committee to refrain from filing an involuntary bankruptcy petition and sought to maximize the sale price of EcoElectrica in order to satisfy the notes and (possibly) retain some value for the common shareholders. Those actions were reasonable in light of Kenetech's situation and comported with the board's fiduciary duties towards its common shareholders./35/

     The court then considered whether Delaware recognizes any special duty of a fiduciary nature to PRIDES holders, distinct from duties to common stockholders:

     "It is oft noted that a preferred shareholder's rights are those specified in the certificate of designation, but existing precedent also supports the proposition that in so far as their interests are harmonious, preferred shareholders share with common


___________________

     /34/ I note that, for the sake of clarity and fairness to plaintiffs, I view Quadrangle II as if it relates to not only a different plaintiff, but also to a different defendant.

     /35/ Quadrangle II at 20 (emphasis added).

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     shareholders the right to demand loyalty and care from the fiduciaries entrusted with managing the corporation."/36/

     Vice Chancellor Steele recognized, however, that "[t]he PRIDES shareholders' right to a liquidation preference places them in an economically antagonistic relationship with the common. Therefore, to the extent that the PRIDES shareholders enjoy liquidation rights preferential to those of the Kenetech common shareholders, those rights must be spelled out in the Certificate."/37/

     This analysis of the scope of a director's fiduciary obligations to preferred stockholders is well-reasoned and carefully grounded in valid precedent. While Vice Chancellor Steele eventually focused his analysis on whether the conduct of the Kenetech board comported with the implied covenant of good faith and fair dealing, it is clear that he addressed the question of fiduciary duty and held that the board did not violate any such obligation. For these reasons, plaintiffs' second claim, which rests on the existence of a fiduciary obligation to protect the rights of preferred stockholders when the company is near insolvency, cannot survive this motion.

     Plaintiffs' argument that they should be able to litigate over whether Kenetech was "winding up" rather than "liquidating" meets the same fate.


___________________

     /36/ Id at 21 (emphasis added) (citations omitted).

     /37/ Id. at 21-22.

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Although plaintiffs are correct that the Opinion does not reflect that
Quadrangle specifically argued that Kenetech was involved in a "winding up," as opposed to a "liquidation" or a "dissolution," Vice Chancellor Steele made clear that his view of "liquidation" would encompass a "winding up." Indeed, the court expressly stated that "[t]he parties focus exclusively on the term 'liquidation' and I perceive no reason why the outcome would be any different if they litigated over the meaning of 'dissolution' or 'winding up.'"/38/

     Similarly, after discussing the four elements of liquidation recognized by Chancellor Brown in Rothschild Int'l Corp. v. Liggett Corp Inc.,/39/ Vice Chancellor Steele stated that "[t]he circumstances of this case suggest a modification of the Chancellor's definition of liquidation to add" an additional element, namely, "otherwise winding up business affairs."/40/ In support of that proposition, the court cited then-Vice Chancellor Chandler's statement in Rosan
v. Chicago Milwaukee Corp. that a central characteristic of a liquidation was a "winding up of the corporation's affairs"./41/


___________________

     /38/ Id. at n. 18.

     /39/ Del. Ch., 463 A.2d 642, 646 (1983), aff'd., Del. Supr., 474 A.2d 133
(1984). The four elements are (1) selling off assets, (2) paying off creditors,
(3) distributing remaining proceeds and (4) abandoning the corporate form.

     /40/ Quadrangle II at 24-25.

     /41/ Del. Ch., C.A. No. 10526, mem. op. at 9, Chandler V.C. (Feb. 6, 1990).

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     In the circumstances, it is clear that in Quadrangle II, this court considered all of the arguments here advanced and held contrary to plaintiffs' position. That opinion has now been affirmed by the Supreme Court and conclusively represents the law of this state. Allowing the parties to litigate about settled issues is an affront to both Courts.

                                 V.  CONCLUSION

     In sum, I agree with plaintiffs that they are not barred by res judicata or collateral estoppel from litigating the claims asserted. Nevertheless, their complaint, read in accordance with the normal standard applied in the case of a motion to dismiss under Rule 12(b)(6), fails to state a claim upon which relief may be granted.



                                         /s/ Stephen P. Lamb
                                         -------------------
                                           Vice Chancellor

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